As filed with the Securities and Exchange Commission on April 4, 2001

Registration No. 333-54954

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT
OF 1933 OF SECURITIES OF UNIT INVESTMENT
TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

MUNICIPAL INVESTMENT TRUST FUND
MULTISTATE SERIES—421
DEFINED ASSET FUNDS

B. Name of depositor:

MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
SALOMON SMITH BARNEY INC.
UBS PAINEWEBBER INC.
MORGAN STANLEY DW INC.

C. Complete addresses of depositors' principal executive offices:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Unit Investment Trust Division P.O. Box 9051 Princeton, NJ 08543-9051	UBS PAINEWEBBER INC. 1285 Avenue of the Americas New York, NY 10019
SALOMON SMITH BARNEY INC. 7 World Trade Center—40th Floor New York, NY 10048	MORGAN STANLEY DW INC. Two World Trade Center—59th Floor New York, NY 10048

D. Names and complete addresses of agents for service:

TERESA KONCICK, ESQ. P.O. Box 9051 Princeton, NJ 08543-9051		ROBERT E. HOLLEY 1200 Harbor Blvd. Weehawken, NJ 07087
MICHAEL KOCHMANN 7 World Trade Center New York, NY 10048	Copies to: NORA M. JORDAN, ESQ. 450 Lexington Avenue New York, NY 10017	DOUGLAS LOWE, ESQ. Morgan Stanley DW Inc. Two World Trade Center—59th Floor New York, NY 10048

E. Title of Securities Being Registered:

An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective upon filing on April 4, 2001, pursuant to Rule 487.

Defined Asset Funds®
Municipal Investment Trust Fund Multistate Series—421 (A Unit Investment Trust)
• California and Florida Portfolios
• Portfolios of Insured Long-Term Municipal Bonds
• Designed to be Free of Regular Federal Income Tax
• Exempt from Some State Taxes
• Monthly Income Distributions
Sponsors: Merrill Lynch, Pierce, Fenner & Smith Incorporated Salomon Smith Barney Inc. UBS PaineWebber Inc. Morgan Stanley DW Inc.

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 4, 2001.

Defined Asset Funds®

Defined Asset Funds® is America's oldest and largest family of unit investment trusts, with over $195 billion sponsored over the last 30 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:

  •
  Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  •
  Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  •
  Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  •
  Ongoing supervision: We monitor each portfolio on an ongoing basis.

No matter what your investment goals, tolerance for risk or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

California Insured Portfolio—Risk/Return Summary

1.
What is the Fund's Objective?
The Fund seeks interest income that is exempt from regular federal income taxes and some state and local taxes by investing in a fixed portfolio consisting primarily of insured, long-term municipal revenue bonds.
2.
What are Municipal Revenue Bonds?
Municipal revenue bonds are bonds issued by states, municipalities and public authorities to finance the cost of buying, building or improving various projects intended to generate revenue, such as airports, healthcare facilities, housing and municipal electric, water and sewer utilities. Generally, payments on these bonds depend solely on the revenues generated by the projects, excise taxes or state appropriations, and are not backed by the government's taxing power.
3.
What is the Fund's Investment Strategy?
•
The Fund plans to hold to maturity 7 long-term municipal bonds with an aggregate face amount of $4,000,000 and some short-term bonds reserved to pay the deferred sales fee. The Fund is a unit investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed.

•
The bonds are rated AAA by Standard & Poor's or Aaa by Moody's.

•
Most of the bonds cannot be called for several years, and after that they can be called at a premium declining over time to par value. Some bonds may be called earlier at par for extraordinary reasons.

•
100% of the bonds are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not Fund units or the market value of the bonds before they mature).

The Portfolio consists of municipal bonds of the following types:
		Approximate Portfolio Percentage
•	Airports/Ports/Highways	12%
•	General Obligation	15%
•	Lease Rental	15%
•	Municipal Water/Sewer Utilities	30%
•	Special Tax	28%
4.
What are the Significant Risks?

You can lose money by investing in the Fund. This can happen for various reasons, including:

•
Rising interest rates, an issuer's worsening financial condition or a drop in bond ratings can reduce the price of your units.

•
Because the Portfolio is concentrated in municipal water/sewer utility and special tax bonds, adverse developments in these sectors may affect the value of your units. These risks are discussed later in this prospectus under Concentration Risk.

•
Assuming no changes in interest rates, when you sell your units, they will generally be worth less than your cost because your cost included a sales fee.

•
The Fund will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.

Also, the Portfolio is concentrated in California bonds, so it is less diversified than a national fund and is subject to risks particular to California, which are briefly described later in this prospectus under State Concentration Risks.

Defining Your Income

and Estimating Your Return

What You May Expect (Record Day: 10th day of each month)
First distribution per 1,000 units (5/25/01):	$4.79
Regular Monthly Income per 1,000 units (beginning 6/25/01):	$3.99
Annual Income per 1,000 units:	$47.91
These figures are estimates on the business day before the initial date of deposit; actual payments may vary.
Estimated Current Return	4.71%
Estimated Long Term Return	4.76%
Returns will vary (see page 10).

California Insured Portfolio

Defined Asset Funds
Municipal Investment Trust Fund
Multistate Series—421, CA

Portfolio Title		Coupon	Maturity (1)	Rating of Issues (2)	Cost To Fund (3)

Airports/Ports/Highways (12%):
1.	$500,000 Foothill/Eastern Trans. Corridor Agy., CA, Toll Road Rev. Bonds, Ser. 1995 A (MBIA Ins.)	5.00%	01/01/35	AAA	$491,945.00
General Obligation (15%):
2.	$600,000 State of California G.O. Bonds (FGIC Ins.)	5.25	09/01/30	AAA	613,380.00
Lease Rental (15%):
3.	$600,000 City of Palmdale, CA, Certs. of Part. (Courthouse and City Hall Proj.), Ser. 1999 (AMBAC Ins.)	4.75	09/01/29	AAA	564,360.00
Municipal Water/Sewer Utilities (30%):
4.	$600,000 Corona, CA, Pub. Fin. Auth., Wtr. Rev. Bonds, Ser. 1998 (FGIC Ins.)	4.75	09/01/28	AAA	564,930.00
5.	$40,000 Eastern Municipal Wtr. Dist., CA, Wtr. and Swr. Rev. Certs. of Part., Ser. 2001 C (FGIC Ins.)(4)	4.00	07/01/03	AAA	40,729.60
6.	$600,000 City of Los Angeles, CA, Dept. of Wtr. and Pwr., Wtr. Sys. Rev. Bonds, Ser. 2001 A (FGIC Ins.)	5.125	07/01/41	AAA	586,452.00
Special Tax (28%):
7.	$35,000 City of San Jose, CA, Redev. Agy. Merged Area Redev. Proj. Tax Alloc. Bonds, Ser. 1999 (AMBAC Ins.)(4)	4.75	08/01/02	AAA	35,789.95
8.	$500,000 City of San Jose, CA, Redev. Agy. Merged Area Redev. Proj. Tax Alloc. Bonds, Ser. 1999 (AMBAC Ins.)	4.75	08/01/30	AAA	469,870.00
9.	$600,000 Poway, CA, Redev. Agy. Paguay Redev. Proj. Tax Alloc. Rfdg. Bonds, Ser. 2000 (MBIA Ins.)	5.75	06/15/33	AAA	650,526.00

					$4,017,982.55

(1)	Approximately 28% of the Portfolio is callable beginning in 2008; 15% is callable in 2009, 43% is callable in 2010 and the remaining long-term bonds are callable in 2011. Some bonds could be called earlier under extraordinary circumstances.
(2)	All ratings are by Standard & Poor's Ratings Group unless followed by "(m)", which indicates a Moody's Investors Service rating. An AAA rating indicates highest quality bonds with a very strong capacity to pay interest and repay principal.
(3)	Approximately 31% of the bonds were deposited at a premium and 69% at a discount from par. Sponsors' profit on deposit was $33,129.80.
(4)	The interest and principal on these bonds will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different bonds from those described above.

California Insured Portfolio (Continued)

5.
Is this Fund Appropriate for You?
Yes, if you want monthly income free from regular federal tax. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in insured bonds of several different issuers.

The Fund is not appropriate for you if you want a speculative investment that changes to take advantage of market movements, if you do not want a tax-advantaged investment or if you cannot tolerate any risk.
6.
What are the Fund's Fees and Expenses?

This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.
Investor Fees
Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)	2.90%
You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $19.00 per 1,000 units ($2.38 per 1,000 units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). If you are an employee of one of the Sponsors, you will pay only the deferred sales fee; the initial sales fee will be waived.

The maximum sales fee is reduced if you invest at least $100,000, as follows:
If you invest:	Your maximum sales fee will be:
Less than $100,000	2.90%
$100,000 to $249,999	2.65%
$250,000 to $499,999	2.40%
$500,000 to $999,999	2.15%
$1,000,000 and over	1.90%
Maximum Exchange Fee	1.90%

   Estimated Annual Fund Operating Expenses

	As a % of $1,000 Invested	Amount Per 1,000 Units
Trustee's Fee	.070%	$0.70
Portfolio Supervision, Bookkeeping and Administrative Fees (including updating expenses)	.055%	$0.55
Evaluator's Fee	.033%	$0.33
Other Operating Expenses	.070%	$0.70

Total	.228%	$2.28
Amount Per 1,000 Units
Organization Costs (deducted from Fund assets at the close of the initial offering period)	$2.00

   Example

This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years	5 Years	10 Years
$333	$382	$436	$595
You will pay the following expenses if you do not sell your units:
1 Year	3 Years	5 Years	10 Years
$238	$382	$436	$595
7.
How have Similar Funds Performed in the Past?

In the following chart we show past performance of prior California Portfolios, which had investment objectives, strategies and types of bonds substantially similar to this Fund. These prior Series differed in that they charged a higher sales fee. These prior California Series were offered after 1987 and were outstanding on December 31, 2000. Of course, past performance of prior Series is no guarantee of future results of this Fund.

Average Annual Compound Total Returns
for Prior Series

Reflecting all expenses. For periods ended 12/31/00.

	With Sales Fee			No Sales Fee
	1 Year	5 Years	10 Years	1 Year	5 Years	10 Years

High	14.64%	4.86%	5.84%	17.82%	6.04%	6.43%
Average	8.23	4.18	5.71	10.70	5.26	6.30
Low	2.91	2.97	5.60	4.35	3.71	6.19

Average Sales fee	2.28%	5.29%	5.82%

Note: All returns represent changes in unit price with distributions reinvested into the Municipal Fund Investment Accumulation Program.

California Insured Portfolio (Continued)

8.
Is the Fund Managed?

Unlike a mutual fund, the Fund is not managed and bonds are not sold because of market changes. Rather, experienced Defined Asset Funds financial analysts regularly review the bonds in the Fund. The Fund may sell a bond if certain adverse credit or other conditions exist.
9.
How do I Buy Units?

The minimum investment is $250.

You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.
Unit Price per 1,000 Units (as of April 3, 2001)	$1,016.33
Unit price is based on the net asset value of the Fund plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the estimated organization costs shown on page 4, to which no sales fee has been applied. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the bonds in the Fund.
Unit Par Value	$1.00
Unit par value means the total amount of money you should generally receive on each unit by the termination of the Fund (other than interest and premium on the bonds). This total amount assumes that all bonds in the Fund are either paid at maturity or called by the issuer at par or are sold by the Fund at par. If you sell your units before the Fund terminates, you may receive more or less than the unit par value.
10.
How do I Sell Units?

You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee. You will not pay any other fee when you sell your units.
11.
How are Distributions Made and Taxed?

The Fund pays income monthly.

In the opinion of bond counsel when each bond was issued, interest on the bonds in this Fund is generally 100% exempt from regular federal income tax. Your income may also be exempt from some California state and local personal income taxes if you live in California. However, interest may be subject to other state and local taxes.

You will also receive principal payments if bonds are sold or called or mature, when the cash available is more than $5.00 per 1,000 units. You will be subject to tax on any gain realized by the Fund on the disposition of bonds.
12.
What Other Services are Available?

    Reinvestment

You will receive your income in cash unless you choose to compound your income by reinvesting with no sales fee in the Municipal Fund Investment Accumulation Program, Inc. This program is an open-end mutual fund with a comparable investment objective, but the securities are generally not insured. Income from this program will generally be subject to state and local income taxes. For more complete information about the program, including charges and fees, ask the Trustee for the program's prospectus. Read it carefully before you invest. The Trustee must receive your written election to reinvest at least 10 days before the record day of an income payment.

    Exchange Privileges

You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. We charge a reduced sales fee on exchanges.

Florida Insured Portfolio—Risk/Return Summary

1.
What is the Fund's Objective?
The Fund seeks interest income that is exempt from regular federal income taxes and some state and local taxes by investing in a fixed portfolio consisting primarily of insured long-term municipal revenue bonds.
2.
What are Municipal Revenue Bonds?
Municipal revenue bonds are bonds issued by states, municipalities and public authorities to finance the cost of buying, building or improving various projects intended to generate revenue, such as airports, healthcare facilities, housing and municipal electric, water and sewer utilities. Generally, payments on these bonds depend solely on the revenues generated by the projects, excise taxes or state appropriations, and are not backed by the government's taxing power.
3.
What is the Fund's Investment Strategy?
•
The Fund plans to hold to maturity 7 long-term municipal bonds with an aggregate face amount of $4,000,000 and some short-term bonds reserved to pay the deferred sales fee. The Fund is a unit investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed.

•
The bonds are rated AAA by Standard & Poor's.

•
Most of the bonds cannot be called for several years, and after that they can be called at a premium declining over time to par value. Some bonds may be called earlier at par for extraordinary reasons.

•
100% of the bonds are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not Fund units or the market value of the bonds before they mature).

The Portfolio consists of municipal bonds of the following types:
		Approximate Portfolio Percentage
•	General Obligation	15%
•	Housing	15%
•	Industrial Development Revenue	15%
•	Lease Rental	1%
•	Miscellaneous	13%
•	Municipal Water/Sewer Utilities	28%
•	Special Tax	1%
•	Tax Allocation	12%
4.
What are the Significant Risks?

You can lose money by investing in the Fund. This can happen for various reasons, including:

•
Rising interest rates, an issuer's worsening financial condition or a drop in bond ratings can reduce the price of your units.

•
Because the Portfolio is concentrated in municipal water/sewer utility bonds, adverse developments in this sector may affect the value of your units.

•
Assuming no changes in interest rates, when you sell your units, they will generally be worth less than your cost because your cost included a sales fee.

•
The Fund will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.

Also, the Portfolio is concentrated in Florida bonds, so it is less diversified than a national fund and is subject to risks particular to Florida, which are briefly described later in this prospectus under State Concentration Risks.

Defining Your Income

and Estimating Your Return

What You May Expect (Record Day: 10th day of each month)
First distribution per 1,000 units (5/25/01):	$4.85
Regular Monthly Income per 1,000 units (beginning 6/25/01):	$4.04
Annual Income per 1,000 units:	$48.56
These figures are estimates on the business day before the initial date of deposit; actual payments may vary.
Estimated Current Return	4.74%
Estimated Long Term Return	4.77%
Returns will vary (see page 10).

Florida Insured Portfolio

Defined Asset Funds
Municipal Investment Trust Fund
Multistate Series—421, FL

Portfolio Title		Coupon	Maturity (1)	Rating of Issues (2)	Cost to Fund (3)

General Obligation (15%):
1.	$600,000 Florida State Bd. of Educ., Pub. Educ. Cap. Outlay Bonds, Ser. 1999 E (FSA Ins.)	5.00%	06/01/30	AAA	$586,446.00
Housing (15%):
2.	$600,000 Florida State Bd. of Regents, Univ. of Central Florida Hsg. Rev. Bonds, Ser. 2000 (FGIC Ins.)	5.00	10/01/30	AAA	586,422.00
Industrial Development Revenue (15%):
3.	$600,000 Miami-Dade Cnty., FL, Indl. Dev. Auth., Indl. Dev. Rev. Bonds (BAC Funding Corp. Proj.), Ser. 2000 A (AMBAC Ins.)	5.375	10/01/30	AAA	616,842.00
Lease Rental (1%):
4.	$25,000 State of Florida, Dept. of Envir. Prot. Preservation, 2000 Rev. Bonds, Ser. 1994 A (MBIA Ins.)(4)	4.50	07/01/02	AAA	25,407.50
Municipal Water/Sewer Utility (28%):
5.	$600,000 Jacksonville, FL, Wtr. and Swr. Sys. Sub. Rev. Bonds, First Crossover Ser. (AMBAC Ins.)	5.25	10/01/39	AAA	602,130.00
6.	$600,000 Tampa Bay Regl. Wtr. Supply Auth., FL, Util. Sys. Rev. Bonds, Ser. 1998 A (FGIC Ins.)	4.75	10/01/27	AAA	565,506.00
Special Tax (1%):
7.	$10,000 City of West Palm Beach, FL, Pub. Svc. Tax Bonds, Ser. 1998 (AMBAC Ins.)(4)	3.70	03/01/02	Aaa(m)	10,053.20
Tax Allocation (12%):
8.	$480,000 Lake Cnty., FL, Vil. Ctr. Cmnty. Dev. Dist., Recreational Rev. Bonds, Ser. 2001 A (MBIA Ins.)	5.20	11/01/25	AAA	484,132.80
Miscellaneous (13%):
9.	$520,000 Florida Mun. Loan Council Rev. Bonds, Ser. 2000 B (MBIA Ins.)	5.375	11/01/25	AAA	533,691.60
10.	$40,000 State of Florida, Dept. of Envir. Prot., Preservation 2000 Rev. Bonds, Ser. 1995 A (AMBAC Ins.)(4)	5.25	07/01/03	AAA	41,716.00

					$4,052,347.10

(1)	Approximately 15% of the Portfolio is callable beginning in 2008; 43% is callable in 2010 and the remaining long-term bonds are callable in 2011. Some bonds could be called earlier under extraordinary circumstances.
(2)	All ratings are by Standard & Poor's Ratings Group. An AAA rating indicates highest quality bonds with a very strong capacity to pay interest and repay principal.
(3)	Approximately 56% of the bonds were deposited at a premium and 44% at a discount from par. Sponsors' profit on deposit was $33,897.70.
(4)	The interest and principal on these bonds will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different bonds from those described above.

Florida Insured Portfolio (Continued)

5.
Is this Fund Appropriate for You?
Yes, if you want monthly income free from regular federal tax. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in insured bonds of several different issuers.

The Fund is not appropriate for you if you want a speculative investment that changes to take advantage of market movements, if you do not want a tax-advantaged investment or if you cannot tolerate any risk.
6.
What are the Fund's Fees and Expenses?

This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.
Investor Fees
Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)	2.90%
You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $19.00 per 1,000 units ($2.38 per 1,000 units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). If you are an employee of one of the Sponsors, you will pay only the deferred sales fee; the initial sales fee will be waived.

The maximum sales fee is reduced if you invest at least $100,000, as follows:
If you invest:	Your maximum sales fee will be:
Less than $100,000	2.90%
$100,000 to $249,999	2.65%
$250,000 to $499,999	2.40%
$500,000 to $999,999	2.15%
$1,000,000 and over	1.90%
Maximum Exchange Fee	1.90%

   Estimated Annual Fund Operating Expenses

	As a % of $1,000 Invested	Amount Per 1,000 Units
Trustee's Fee	.070%	$0.70
Portfolio Supervision, Bookkeeping and Administrative Fees (including updating expenses)	.055%	$0.55
Evaluator's Fee	.033%	$0.33
Other Operating Expenses	.070%	$0.70

Total	.228%	$2.28
Amount Per 1,000 Units
Organization Costs (deducted from Fund assets at the close of the initial offering period)	$2.00

   Example

This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years	5 Years	10 Years
$333	$381	$435	$593
You will pay the following expenses if you do not sell your units:
1 Year	3 Years	5 Years	10 Years
$238	$381	$435	$593
7.
How have Similar Funds Performed in the Past?

In the following chart we show past performance of prior Florida Portfolios, which had investment objectives, strategies and types of bonds substantially similar to this Fund. These prior Series differed in that they charged a higher sales fee. These prior Florida Series were offered between after 1987 and were outstanding on December 31, 2000. Of course, past performance of prior Series is no guarantee of future results of this Fund.

Average Annual Compound Total Returns
for Prior Series

Reflecting all expenses. For periods ended 12/31/00.

	With Sales Fee			No Sales Fee
	1 Year	5 Years	10 Years	1 Year	5 Years	10 Years

High	14.54%	4.76%	6.09%	17.91%	5.61%	6.68%
Average	8.10	4.01	5.78	10.45	5.07	6.37
Low	1.55	2.77	5.37	4.32	3.79	5.96

Average Sales fee	2.16%	5.09%	5.82%

Note: All returns represent changes in unit price with distributions reinvested into the Municipal Fund Investment Accumulation Program.

Florida Insured Portfolio (Continued)

8.
Is the Fund Managed?

Unlike a mutual fund, the Fund is not managed and bonds are not sold because of market changes. Rather, experienced Defined Asset Funds financial analysts regularly review the bonds in the Fund. The Fund may sell a bond if certain adverse credit or other conditions exist.
9.
How do I Buy Units?

The minimum investment is $250.

You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.
Unit Price per 1,000 Units (as of April 3, 2001)	$1,024.92
Unit price is based on the net asset value of the Fund plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the estimated organization costs shown on page 7, to which no sales fee has been applied. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the bonds in the Fund.
Unit Par Value	$1.00
Unit par value means the total amount of money you should generally receive on each unit by the termination of the Fund (other than interest and premium on the bonds). This total amount assumes that all bonds in the Fund are either paid at maturity or called by the issuer at par or are sold by the Fund at par. If you sell your units before the Fund terminates, you may receive more or less than the unit par value.
10.
How do I Sell Units?

You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee. You will not pay any other fee when you sell your units.
11.
How are Distributions Made and Taxed?

The Fund pays income monthly.

In the opinion of bond counsel when each bond was issued, interest on the bonds in this Fund is generally 100% exempt from regular federal income tax. Your income may also be exempt from some Florida state and local taxes if you live in Florida. However, interest may be subject to other state and local taxes.

You will also receive principal payments if bonds are sold or called or mature, when the cash available is more than $5.00 per 1,000 units. You will be subject to tax on any gain realized by the Fund on the disposition of bonds.
12.
What Other Services are Available?

    Reinvestment

You will receive your income in cash unless you choose to compound your income by reinvesting with no sales fee in the Municipal Fund Investment Accumulation Program, Inc. This program is an open-end mutual fund with a comparable investment objective, but the securities are generally not insured. Income from this program will generally be subject to state and local income taxes. For more complete information about the program, including charges and fees, ask the Trustee for the program's prospectus. Read it carefully before you invest. The Trustee must receive your written election to reinvest at least 10 days before the record day of an income payment.

    Exchange Privileges

You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. We charge a reduced sales fee on exchanges.

Tax-Free vs. Taxable Income: A Comparison Of Taxable and Tax-Free Yields

FOR CALIFORNIA RESIDENTS

		Combined Effective Tax Rate %
Taxable Income 2001*
Single Return	Joint Return		3%	3.5%	4%	4.5%	5%	5.5%	6%	6.5%	7%	7.5%	8%
			Is Equivalent to a Taxable Yield of

$0- 27,050	$0- 45,200	20.10	3.75	4.38	5.01	5.63	6.26	6.88	7.51	8.14	8.76	9.39	10.01
$27,051- 65,550	$45,201-109,250	34.70	4.59	5.36	6.13	6.89	7.66	8.42	9.19	9.95	10.72	11.48	12.25
$65,551-136,750	$109,251-166,450	37.42	4.79	5.59	6.39	7.19	7.99	8.79	9.59	10.39	11.19	11.98	12.78
$136,751-297,300	$166,451-297,300	41.95	5.17	6.03	6.89	7.75	8.61	9.47	10.34	11.20	12.06	12.92	13.78
Over $297,300	Over $297,300	45.22	5.48	6.39	7.30	8.21	9.13	10.04	10.95	11.87	12.78	13.69	14.60

FOR FLORIDA RESIDENTS

		Effective Tax Rate %
Taxable Income 2001*
Single Return	Joint Return		3%	3.5%	4%	4.5%	5%	5.5%	6%	6.5%	7%
			Is Equivalent to a Taxable Yield of

$0- 27,050	$0- 45,200	15.00	3.53	4.12	4.71	5.29	5.88	6.47	7.06	7.65	8.24
$27,051- 65,550	$45,201-109,250	28.00	4.17	4.86	5.56	6.25	6.94	7.64	8.33	9.03	9.72
$65,551-136,750	$109,251-166,450	31.00	4.35	5.07	5.80	6.52	7.25	7.97	8.70	9.42	10.14
$136,751-297,300	$166,451-297,300	36.00	4.69	5.47	6.25	7.03	7.81	8.59	9.38	10.16	10.94
Over $297,300	Over $297,300	39.60	4.97	5.79	6.62	7.45	8.28	9.11	9.93	10.76	11.59

To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. The table incorporates 2001 federal and applicable State income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions or the possible partial disallowance of deductions. Consequently, you should consult your own tax advisers in this regard.

What You Can Expect From Your Investment

Regular Monthly Income

The Fund will pay you regular monthly income. Your income may vary because of:

  •
  elimination of one or more bonds from the Fund's portfolio because of calls, redemptions or sales;
  •
  a change in the Fund's expenses; or
  •
  the failure by a bond's issuer to pay interest.

Changes in interest rates generally will not affect your income because the portfolio is fixed.

Along with your income, you will receive your share of any available bond principal.

Return Figures

We cannot predict your actual return, which will vary with unit price, how long you hold your investment and changes in the portfolio, interest income and expenses.

Estimated Current Return  equals the estimated annual cash to be received from the bonds in the Fund less estimated annual Fund expenses, divided by the Unit Price (including the maximum sales fee):

Estimated Annual Interest Income	-	Estimated Annual Expenses

Unit Price

Estimated Long Term Return  is a measure of the estimated return over the estimated life of the Fund. Unlike Estimated Current Return, Estimated Long Term Return reflects maturities, discounts and premiums of the bonds in the Fund. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the portfolio, adjusted to reflect the Fund's maximum sales fee and estimated expenses. We calculate the average yield for the portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date.

Yields on individual bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

These return quotations are designed to be comparative rather than predictive.

Records and Reports

You will receive:

•
a monthly statement of income payments;
•
a notice from the Trustee when new bonds are deposited in exchange or substitution for bonds originally deposited;
•
an annual report on Fund activity; and
•
annual tax information. This will also be sent to the IRS. You must report the amount of tax-exempt interest received during the year.

You may request:

•
copies of bond evaluations to enable you to comply with federal and state tax reporting requirements; and
•
audited financial statements of the Fund.

You may inspect records of Fund transactions at the Trustee's office during regular business hours.

The Risks You Face

Interest Rate Risk

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, bonds with longer maturities will change in value more than bonds with shorter maturities. Bonds in the Fund are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Fund. Of course, we cannot predict how interest rates may change.

Call Risk

Many bonds can be prepaid or "called" by the issuer before their stated maturity. For example, some bonds may be required to be called pursuant to mandatory sinking fund provisions.

Also, an issuer might call its bonds during periods of falling interest rates, if the issuer's bonds have a coupon higher than current market rates.

An issuer might call its bonds in extraordinary cases, including if:

•
it no longer needs the money for the original purpose;
•
the project is condemned or sold;
•
the project is destroyed and insurance proceeds are used to redeem the bonds;
•
any related credit support expires and is not replaced; or
•
interest on the bonds become taxable.

If the bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity. An early call at par of a premium bond will reduce your return.

Reduced Diversification Risk

If many investors sell their units, the Fund will have to sell bonds. This could reduce the diversification of your investment and increase your share of Fund expenses.

Liquidity Risk

You can always sell back your units, but we cannot assure you that a liquid trading market will always exist for the bonds in the portfolio, especially since current law may restrict the Fund from selling bonds to any Sponsor. The bonds will generally trade in the over-the-counter market. The value of the bonds, and of your investment, may be reduced if trading in bonds is limited or absent.

Concentration Risk

When a certain type of bond makes up 25% or more of a portfolio, it is said to be "concentrated" in that bond type, which makes the portfolio less diversified.

Here is what you should know about each of the California and Florida Portfolios' concentrations in municipal water and sewer utility bonds. The payment of interest and principal of these bonds depends on the rates the utilities may charge, the demand for their services and the cost of operating their business which includes the expense of complying with environmental and other energy and licensing laws and regulations. The operating results of utilities are particularly influenced by:

  •
  increases in operating and construction costs; and
  •
  unpredicability of future usage requirements.

Here is what you should know about the California Portfolio's concentration in special tax bonds. Special tax bonds are payable from and secured by the revenues a municipality derives from a particular tax; for example, a tax on hotel rentals, on the purchase of food and beverages, car rentals, or liquor consumption. These bonds are not secured by general tax revenues. Payment on these bonds may be adversely affected by:

  •
  a reduction in revenues resulting from a decline in the local economy or population; or
  •
  a decline in the consumption, use or cost of the goods and services that are subject to taxation.

State Concentration Risks

California Risks

Generally

From the late 1980s through the early 1990s, an economic recession eroded California's revenue base. At the same time rapid population growth caused State expenditures to exceed budget appropriations.

  •
  As a result California experienced a period of sustained budget imbalance.
  •
  Since that time the California economy has improved markedly and the extreme budgetary pressures have begun to lessen.

Over the last few months, California has experienced significant increases in natural gas and electricity costs, requiring the State to assist in the purchase of power in lieu of the investor owned utilities which have experienced significant financial difficulty. Standard & Poors' has placed the State's credit rating on Creditwatch with negative implications. While the State Public Utilities Commission has authorized rate increases, the cost of power could adversely impact the State's economy until a long term solution can be achieved.

State Government

The 1999-2000 Budget Act allocated a State budget of approximately $63.7 Billion and contains no tax increases or reductions. Despite this somewhat improved state, California's budget is still subject to certain unforeseeable events. For example:

  •
  California faces constant fluctuations in other expenses (including health and welfare caseloads, property tax receipts, federal funding and natural disaster relief) that will undoubtedly create new budgetary pressure and reduce ability to pay their debts.
  •
  California's general obligation bonds are currently rated AA2 by Moody's and AA by Standard & Poor's.

Other Risks

Issuers' ability to make payments on bonds (and the remedies available to bondholders) could also be adversely affected by the following constraints:

  •
  Certain provisions of California's Constitution, laws and regulatory system contain tax, spending and appropriations limits and prohibit certain new taxes.
  •
  Certain other California laws subject the users of bond proceeds to strict rules and limits regarding revenue repayment.
  •
  Bonds of healthcare institutions which are subject to the strict rules and limits regarding reimbursement payments of California's Medi-Cal program for health care services to welfare recipients and bonds secured by liens on real property are two of the types of bonds that could be affected by these provisions.

Florida Risks

Generally

Florida's financial condition is affected by numerous national, economic, social and environmental policies and conditions. For example:

  •
  south Florida is heavily involved with foreign tourism, trade and investment capital. As a result, the region is susceptible to international trade and currency imbalances and economic problems in Central and South America;
  •
  central and northern Florida are more vulnerable to agricultural problems, such as crop failures or severe weather conditions, especially in the citrus and sugar industries; and
  •
  the state as a whole is also very dependent on tourism and construction.

State and Local Government

The state of Florida and its local governments are restricted in their ability to raise taxes and incur debts. These restrictions limit their ability to generate revenue, and so could hurt their ability to pay debts.

General obligations of the state are rated Aa2 by Moody's, AA+ by Standard & Poor's and AA by Fitch.

Bond Quality Risk

A reduction in a bond's rating may decrease its value and, indirectly, the value of your investment in the Fund.

Insurance Related Risk

All of the bonds are backed by insurance companies (as shown under Defined Portfolios). Insurance policies generally make payments only according to a bond's original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of the insurance companies is generally rated AAA by Standard & Poor's or another nationally recognized rating organization. The insurance company ratings are subject to change at any time at the discretion of the rating agencies.

Litigation and Legislation Risks

We do not know of any pending litigation that might have a material adverse effect upon the Fund.

Future tax legislation could affect the value of the portfolio by:

  •
  limiting real property taxes,
  •
  reducing tax rates,
  •
  imposing a flat or other form of tax, or
  •
  exempting investment income from tax.

Selling or Exchanging Units

You can sell your units at any time for a price based on net asset value. Your net asset value is calculated each business day by:

  •
  adding the value of the bonds, net accrued interest, cash and any other Fund assets;
  •
  subtracting accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors and any other Fund liabilities; and
  •
  dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the portfolio.

As of the close of the initial offering period, the price you receive will be reduced to reflect estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining installments will be deducted from your proceeds.

Sponsors' Secondary Market

While we are not obligated to do so, we will buy back units at net asset value without any other fee or charge other than any remaining deferred sales charge. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained the secondary market continuously for over 30 years, but we could discontinue it without prior notice for any business reason.

Selling Units to the Trustee

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by sending the Trustee a letter (with any outstanding certificates if you hold Unit certificates). You must properly endorse your certificates (or execute a written transfer instrument with signatures guaranteed by an eligible institution). Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market for a higher price, but it is not obligated to do so. In that case, you will receive the net proceeds of the sale.

If the Fund does not have cash available to pay you for units you are selling, the agent for the Sponsors will select bonds to be sold. Bonds will be selected based on market and credit factors. These sales could be made at times when the bonds would not otherwise be sold and may result in your receiving less than the unit par value and also reduce the size and diversity of the Fund.

If you acquire 25% or more of the outstanding units of the Fund and you sell units with a value exceeding $250,000 the Trustee may choose to pay you "in kind" by distributing bonds and cash with a total value equal to the price of those units. The Trustee will try to distribute bonds in the portfolio pro rata, but it reserves the right to distribute only one or a few bonds. The Trustee will act as your agent in an in kind distribution and will either hold the bonds for your account or sell them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of bonds distributed in kind.

There could be a delay in paying you for your units:

  •
  if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  •
  if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the bonds not reasonably practicable; and
  •
  for any other period permitted by SEC order.

Exchange Option

You may exchange units of certain Defined Asset Funds for units of this Fund at a maximum exchange fee of 1.90%. You may exchange units of this Fund for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds and unit trusts. To exchange units, you should talk to your financial professional about what funds are exchangeable, suitable and currently available.

Normally, an exchange is taxable and you must recognize any gain or loss on the exchange. However, the IRS may try to disallow a loss if the portfolios of the two funds are not materially different; you should consult your own tax adviser.

We may amend or terminate this exchange option at any time without notice.

How The Fund Works

Pricing

The price of a unit includes interest accrued on the bonds, less expenses, from the initial date of deposit up to, but not including, the settlement date, which is usually three business days after the purchase date of the unit.

Bonds also carry accrued but unpaid interest up to the initial date of deposit. To avoid having you pay this additional accrued interest (which earns no return) when you buy, the Trustee advances this amount to the Sponsors. The Trustee recovers this advance from interest received on the bonds.

In addition, a portion of the price of a unit also consists of cash to pay all or some of the costs of organizing the Fund including:

  •
  cost of initial preparation of legal documents;
  •
  federal and state registration fees;
  •
  initial fees and expenses of the Trustee;
  •
  initial audit; and
  •
  legal expenses and other out-of-pocket expenses.

Evaluations

An independent Evaluator values the bonds on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange:

New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). Bond values are based on current bid or offer prices for the bonds or comparable bonds. In the past, the difference between bid and offer prices of publicly offered tax-exempt bonds has ranged from 0.5% of face amount on actively traded issues to 3.5% on inactively traded issues; the difference has averaged between 1 and 2%.

Income

Interest on any bonds purchased on a when-issued basis or for a delayed delivery does not begin to accrue until the bonds are delivered to the Fund. The Trustee may reduce its fee to provide you with tax-exempt income for this non-accrual period. If a bond is not delivered on time and the Trustee's annual fee and expenses do not cover the additional accrued interest, we will treat the contract to buy the bond as failed.

The Trustee credits interest to an Income Account and other receipts to a Capital Account. The Trustee may establish a Reserve Account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

Expenses

The Trustee is paid monthly. It also benefits when it holds cash for the Fund in non-interest bearing accounts. The Trustee may also receive additional amounts:

  •
  to reimburse the Trustee for the Fund's operating expenses;
  •
  for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  •
  costs of actions taken to protect the Fund and other legal fees and expenses;
  •
  expenses for keeping the Fund's registration statement current; and
  •
  Fund termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 55¢ per $1,000 face amount annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Fund. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Fund's registration statement yearly are also now chargeable to the Fund. While this fee may exceed the amount of these costs and expenses attributable to this Fund, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors. The Fund also pays the Evaluator's fees.

The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

Quarterly deferred sales fees you owe are paid with interest and principal from certain bonds. If these amounts are not enough, the rest will be paid out of distributitons to you from the Fund's Capital and Income Accounts.

The Sponsors will pay advertising and selling expenses at no charge to the Fund. If Fund expenses exceed initial estimates, the

Fund will owe the excess. The Trustee has a lien on Fund assets to secure reimbursement of Fund expenses and may sell bonds if cash is not available.

Portfolio Changes

The Sponsors and Trustee are not liable for any default or defect in a bond; if a contract to buy any bond fails in the first 90 days of the Fund, we generally will deposit a replacement tax-exempt bond with a similar yield, maturity, rating and price.

Unlike a mutual fund, the portfolio is designed to remain intact and we may keep bonds in the portfolio even if their credit quality declines or other adverse financial circumstances occur. However, we may sell a bond in certain cases if we believe that certain adverse credit conditions exist or if a bond becomes taxable.

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio. Units offered in the secondary market may not represent the same face amount of bonds that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:

  •
  diversity of the portfolio;
  •
  size of the Fund relative to its original size;
  •
  ratio of Fund expenses to income;
  •
  current and long-term returns;
  •
  degree to which units may be selling at a premium over par; and
  •
  cost of maintaining a current prospectus.

Fund Termination

The Fund will terminate following the stated maturity or sale of the last bond in the portfolio. The Fund may also terminate earlier with the consent of investors holding 51% of the units or if total assets of the Fund have fallen below 40% of the face amount of bonds deposited. We will decide whether to terminate the Fund early based on the same factors used in deciding whether or not to offer units in the secondary market.

When the Fund is about to terminate you will receive a notice, and you will be unable to sell your units after that time. On or shortly before termination, we will sell any remaining bonds, and you will receive your final distribution. Any bond that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will pay your share of the expenses associated with termination, including brokerage costs in selling bonds. This may reduce the amount you receive as your final distribution.

Certificates

Certificates for units are issued on request. You may transfer certificates by complying with the requirements for redeeming certificates, described above. You can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.

Trust Indenture

The Fund is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the

Evaluator, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

  •
  to cure ambiguities;
  •
  to correct or supplement any defective or inconsistent provision;
  •
  to make any amendment required by any governmental agency; or
  •
  to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Fund without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

  •
  it fails to perform its duties and the Sponsors determine that its replacement is in your best interest; or
  •
  it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities.

Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

  •
  remove it and appoint a replacement Sponsor;
  •
  liquidate the Fund; or
  •
  continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsors and the Evaluator.

Legal Opinion

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as counsel for the Sponsors, has given an opinion that the units are validly issued. Special counsel located in the relevant states have given state and local tax opinions.

Auditors

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent auditors, audited the Statements of Condition included in this prospectus.

Sponsors

The Sponsors and their underwriting percentages are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.) P.O. Box 9051,
Princeton, NJ 08543-9051	75.83%
Salomon Smith Barney Inc. (an indirectly wholly-owned subsidiary of Citigroup Inc.) 7 World Trade Center—40th Floor,
New York, NY 10048	6.20%
Morgan Stanley DW Inc. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.) Two World Trade Center—59th Floor,
New York, NY 10048	8.68%
UBS PaineWebber Inc. (an indirect subsidiary of UBS AG and an affiliate of UBS Warburg LLC) 1285 Avenue of the Americas,
New York, NY 10019	9.29%

100.00%

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

Trustee

The Bank of New York, Unit Investment Trust Department, Box 974—Wall Street Division New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

Underwriters' and Sponsors' Profits

Underwriters receive sales charges when they sell units. Sponsors also realize a profit or loss on deposit of the bonds shown under Defined Portfolios. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on bonds in the Fund which were acquired from underwriting syndicates of which it was a member. None of the bonds in this Fund, however, were purchased from any of the Sponsors.

During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

Public Distribution

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc. This period is 30 days or less if all units are sold. The Sponsors may extend the initial period up to 120 days.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

In the initial offering period, the concession to dealers will be $21 per 1,000 units. We may change the concession at any time. Dealers may resell units to other dealers with a concession not in excess of the original concession to dealers.

Code of Ethics

The Fund and the Agent for the Sponsors have each adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Fund transactions. Subject to certain conditions, the codes permit employees to invest in Fund securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Fund and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

Taxes

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

At the date of issue of each bond, counsel for the issuer delivered an opinion to the effect that interest on the bond is exempt from regular federal income tax. However, income may be subject to state and local taxes. Neither we nor our counsel have reviewed the issuance of the bonds, related proceedings or the basis for the opinions of counsel for the issuers. We cannot assure you that the issuers (or other users of bond proceeds) have complied or will comply with any requirements necessary for a bond to be tax-exempt. If any of the bonds were determined not to be tax-exempt, you could be required to pay income tax for current and prior years, and if the Fund were to sell the bond, it might have to sell it at a substantial discount.

In the opinion of our counsel, under existing law:

General Treatment of the Fund and Your Investment

The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each bond in the Fund.

Gain or Loss Upon Disposition

When all or part of your share of a bond is disposed of (for example, when the Fund sells, exchanges or redeems a bond or when you sell or exchange your units), you will generally recognize capital gain or loss. Your gain, however, will generally be ordinary income to the extent of any accrued "market discount". Generally you will have market discount to the extent that your basis in a bond when you purchase a unit is less than its stated redemption price at maturity (or, if it is an original issue discount bond, the issue price increased by original issue discount that has accrued on the bond before your purchase). You should consult your tax adviser in this regard.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain from the Fund will be long-term if you are considered to have held your investment in each bond for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

Your Basis in the Bonds

Your aggregate basis in the bonds will be equal to the cost of your units, including any sales charges and the organizational expenses you pay, adjusted to reflect any accruals of "original issue discount," "acquisition premium" and "bond premium". You should consult your tax adviser in this regard.

Expenses

If you are not a corporate investor, you will not be entitled to a deduction for your share of fees and expenses of the Fund. Also, if you borrowed money in order to purchase or carry your units, you will not be able to deduct the interest on this borrowing for federal income tax purposes. The IRS may treat your purchase of units as made with borrowed money even if the money is not directly traceable to the purchase of units.

California Taxes

In the opinion of O'Melveny & Myers LLP, Los Angeles, California, special counsel on California tax matters:

Under the income tax laws of the State of California, the Trust will not be taxed as a corporation and you will be considered to own directly your share of each bond of the Trust. If you are a California taxpayer, your share of the income from the bonds of the Trust will not be tax-exempt in California except for California personal income tax purposes and only to the extent that the income is earned on bonds that are exempt for such purposes. If you are a California taxpayer and all or part of your share of a bond is disposed of (for example, when a bond is sold, exchanged or redeemed at maturity or you sell or exchange your units), you will recognize gain or loss for California tax purposes. Depending on where you live, your income from the Trust may be subject to state and local taxation. You should consult your tax adviser in this regard.

Florida Taxes

In the opinion of Greenberg, Traurig, P.A., Miami, Florida, special counsel on Florida tax matters:

Under the income tax laws of the State of Florida, the Florida Trust will not be taxed as a corporation. Florida imposes an income tax on corporations but does not impose a personal income tax. Accordingly, if you are an individual taxpayer your income from the Trust will not be subject to tax in Florida. However, if you are an entity that is normally taxed as a corporation, your income from the fund will not be exempt from tax in Florida and special rules for taxation apply depending on the type of entity. You should consult your tax adviser in this regard.

Florida also imposes a tax on intangible personal property, such as stocks, bonds, notes and units in trusts. The tax is imposed on Florida taxpayers as of January 1st of each year. Florida exempts certain types of bonds and debt obligations from this tax. Your units will be exempt from the intangible personal property tax as long as at least 90% of the Florida Trust is invested exclusively in bonds and other debt obligations that are tax-exempt for Florida purposes.

New York Taxes

Under the income tax laws of the State and City of New York, the Fund will not be taxed as a corporation. If you are a New York taxpayer, your income from the Fund will not be tax-exempt in New York except to the extent that the income is earned on bonds that are tax-exempt for New York purposes. Depending on where you live, your income from the Fund may be subject to state and local taxation. You should consult your tax adviser in this regard.

Supplemental Information

You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the types of bonds that may be in the Fund's portfolios, general risk disclosure concerning any insurance securing certain bonds, and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

REPORT OF INDEPENDENT AUDITORS

The Sponsors, Trustee and Holders of Municipal Investment Trust Fund, Multistate Series—421, Defined Asset Funds (California Insured Portfolio and Florida Insured Portfolio) (the "Fund"):

We have audited the accompanying statements of condition and the related portfolios of California Insured Portfolio and Florida Insured Portfolio (the "Portfolios") included in the prospectus of the Fund as of April 4, 2001. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of cash, bonds and contracts to purchase bonds and an irrevocable letter of credit deposited for the purchase of bonds, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of the Portfolios of the Fund as of April 4, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
 New York, NY
April 4, 2001

Statements of Condition as of April 4, 2001

(Initial Date of Deposit)

	California Insured Portfolio	Florida Insured Portfolio
Trust Property
Investments—Bonds and Contracts to purchase Bonds(1)	$4,017,982.55	$4,052,347.10
Cash	42,068.00	43,070.00
Accrued interest to initial date of deposit on underlying Bonds	34,929.54	17,715.61

Total	$4,094,980.09	$4,113,132.71

Liabilities and Interest of Holders
Liabilities:
Advance by Trustee for accrued interest(2)	$34,929.54	$17,715.61
Reimbursement of Sponsors for organization expenses(3)	8,068.00	8,070.00

Subtotal	42,997.54	25,785.61

Interest of Holders of units of fractional undivided interest outstanding
(California Insured Portfolio—4,034,000; Florida Insured Portfolio—4,035,000)
Cost to investors(3)(4)(5)	4,099,866.13	4,135,565.35
Organization expenses(3) and gross underwriting commissions(4)	(47,883.58)	(48,218.25)

Subtotal	4,051,982.55	4,087,347.10

Total	$4,094,980.09	$4,113,132.71

   (1) Aggregate cost to the Fund of the bonds listed under each Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the initial date of deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $5,750,067.25 deposited with the Trustee. The amount of the letter of credit includes $5,710,863.15 for the purchase of $5,850,000 face amount of the bonds, plus $39,204.10 for accrued interest.

   (2) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.

   (3) A portion of the Unit Price consists of cash in an amount sufficient to pay for costs incurred in establishing the Fund. These costs have been estimated at $2.00 per 1,000 Units. A distribution will be made at the close of the initial offering period to an account maintained by the Trustee from which the organizational expense obligation of the investors to the Sponsors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.

   (4) Assumes the maximum up-front sales fee per 1,000 units of 1.00% of the Public Offering Price. A deferred sales fee of $19.00 per 1,000 units is payable over a two-year period ($2.38 per 1,000 units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). Distributions will be made to an account maintained by the Trustee from which the deferred sales fee obligation of the investors will be satisfied. If units are redeemed prior to the end of second anniversary of the Fund, the remaining portion of the deferred sales fee applicable to such units will be transferred to the account on the redemption date.

   (5) Aggregate Unit Price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.

Defined Asset Funds®
Have questions ? Request the most recent free Information Supplement that gives more details about the Fund, by calling: The Bank of New York 1-800-221-7771

Municipal Investment Trust Fund
Multistate Series—421
(A Unit Investment Trust)

This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:
  • Securities Act of 1933 (file no. 333-54954) and
  • Investment Company Act of 1940 (file no. 811-1777).
 To obtain copies at prescribed rates—
Write: Public Reference Section of the Commission
  450 Fifth Street, N.W., Washington, D.C. 20549-6009
 Call: 1-800-SEC-0330.
 Visit: http://www.sec.gov.

No person is authorized to give any information or representations about this Fund not contained in this Prospectus or the Information Supplement, and you should not rely on any other information.

When units of this Fund are no longer available, this Prospectus may be used as a preliminary prospectus for a future series, but some of the information in this Prospectus will be changed for that series.
Units of any future series may not be sold nor may offers to buy be accepted until that series has become effective with the Securities and Exchange Commission. No units can be sold in any State where a sale would be illegal.
100940RR—4/01

PART II

Additional Information Not Included in the Prospectus

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221
Salomon Smith Barney Inc.	8-8177
UBS PaineWebber Inc.	8-16267
Morgan Stanley DW Inc.	8-14172

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
Salomon Smith Barney Inc.	13-1912900
UBS PaineWebber Inc.	13-2638166
Morgan Stanley DW Inc.	94-0899825
The Bank of New York, Trustee	13-4941102

UNDERTAKING

The Sponsors undertake that they will not instruct the Trustee to accept from (i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

II-1

SERIES OF MUNICIPAL INVESTMENT TRUST FUND

DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

Series Number	SEC File Number
Multistate Series 401	333-57375

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:

1.1	— Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Defined Asset Funds Municipal Defined Fund Series 2, 1933 Act File No. 333-61285).
1.1.1	— Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series—48, 1933 Act File No. 33-50247).
1.2	— Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.11.1	— Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to Post-Effective Amendment No. 8 to the Registration Statement of Municipal Investment Trust Fund, Insured Series 186, 1933 Act File No. 33-49159).
1.11.2	— Municipal Investment Trust Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 8 to the Registration Statement of Municipal Investment Trust Fund, Insured Series 186, 1933 Act File No. 33-49159).
2.1	— Form of Certificate of Beneficial Interest (included in Exhibit 1.1.1).
3.1	— Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings "How The Fund Works—Legal Opinion" in the Prospectus.
4.1	— Consent of the Evaluator.
5.1	— Consent of independent auditors.
9.1	— Information Supplement (incorporated by reference to Post-Effective Amendment No. 4 to Exhibit 9.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series—300, 1933 Act File No. 333-14433).

SIGNATURES

    The registrant hereby identifies the series number of Defined Asset Funds listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 4th day of April, 2001.

Signatures appear on pages R-3, R-4, R-5 and R-6.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of UBS PaineWebber Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Morgan Stanley DW Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Depositor

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593

    GEORGE A. SCHIEREN
    JOHN L. STEFFENS

    By JAY M. FIFE
     (As authorized signatory for Merrill Lynch, Pierce,
    Fenner & Smith Incorporated and
    Attorney-in-fact for the persons listed above)

SALOMON SMITH BARNEY INC.
Depositor

By the following persons, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:	Powers of Attorney have been filed under the 1933 Act File Numbers: 333-63417 and 333-63033.

    MICHAEL CARPENTER
    DERYCK C. MAUGHAN

    By GINA LEMON
     (As authorized signatory for
    Salomon Smith Barney Inc. and
    Attorney-in-fact for the persons listed above)

UBS PAINEWEBBER INC.
Depositor

By the following persons, who constitute the Board of Directors of UBS PaineWebber Inc.:	Powers of Attorney have been filed under the following 1933 Act File Number: 2-61279

    MARGO N. ALEXANDER
    TERRY L. ATKINSON
    BRIAN M. BAREFOOT
    STEVEN P. BAUM
    MICHAEL CULP
    REGINA A. DOLAN
    JOSEPH J. GRANO, JR.
    EDWARD M. KERSCHNER
    JAMES P. MacGILVRAY
    DONALD B. MARRON
    ROBERT H. SILVER
    MARK B. SUTTON

    By ROBERT E. HOLLEY
     (As authorized signatory for
    UBS PaineWebber Inc.
    and Attorney-in-fact for the persons listed above)

MORGAN STANLEY DW INC.
Depositor

By the following persons, who constitute a majority of the Board of Directors of Morgan Stanley DW Inc.:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Numbers: 33-17085, 333-13039, 333-47553, 333-89009, 333-39302 and 333-53964.

    BRUCE F. ALONSO
    STEPHEN S. CRAWFORD
    JAMES F. HIGGINS
    DONALD G. KEMPF, JR.
    JOHN J. MACK
    MITCHELL M. MERIN
    STEPHEN R. MILLER
    PHILIP J. PURCELL
    JOHN H. SCHAEFER
    ROBERT G. SCOTT
    JOSEPH G. SINISCALCHI

    By MICHAEL D. BROWNE
     (As authorized signatory for
    Morgan Stanley DW Inc.
    and Attorney-in-fact for the persons listed above)